Exhibit 99.2

HIGH TIDE INC.

(THE “COMPANY”)

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

This report describes the matters voted upon and the outcome of the annual general and special meeting of shareholders of the Company held virtually on May 29, 2025 (the “Meeting”). The Meeting is described below and in greater detail in the management information circular of the Company dated April 17, 2025 (the “Circular”), a copy of which is available on SEDAR.

At the Meeting, there were 16,504,966 common shares of the Company (each a “Common Share”) present or represented by proxy, carrying one vote per Common Share, and representing 20.39% of the issued and outstanding Common Shares entitled to vote at the Meeting.

Business

The following sets forth a brief description of each matter, which was voted upon at the Meeting, and the outcome of such vote:

1.	Davidson & Company LLP was re-appointed as the auditor of the Company for the ensuing year and the directors of the Company were authorized to fix their remuneration. The results of such votes were as follows:
Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
16,416,170	99.46%	88,795	0.54%
2.	The number of directors of the Company was fixed at five. The results of such votes were as follows:
Votes For	% of Votes For	Votes Against	% of Votes Against
16,473,398	99.81%	31,568	0.19%
3.	Each director nominee proposed in the Circular was elected as a director to hold office until the close of the next annual meeting of shareholders or until the director’s successor is elected or appointed or until they otherwise cease to hold office. The results of such votes were as follows:
Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Harkirat (Raj) Grover	16,429,716	99.54%	75,250	0.46%
Christian Sinclair	16,291,469	98.71%	213,497	1.29%
Arthur Kwan	16,315,972	99.46%	88,994	0.54%
Nitin Kaushal	16,325,592	99.52%	79,374	0.48%
Andrea Elliott	16,330,106	99.54%	74,859	0.46%
4.	Ratify, confirm, and approve the shareholder rights plan adopted by the Board on April 9, 2025.
Votes For	% of Votes For	Votes Against	% of Votes Against
11,145,702	67.94%	5,258,613	32.06%

DATED at Calgary, Alberta, as of the 29th day of May 2025.

HIGH TIDE INC.

signed “Mayank Mahajan”

Mayank Mahajan
Chief Financial Officer